                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 14A

                                 (RULE 14A-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

                Proxy Statement Pursuant to Section 14(a) of the
            Securities Exchange Act of 1934 (Amendment No. 1)



Filed by the Registrant / /
Filed by a Party other than the Registrant /X/

Check the appropriate box:

/X/  Preliminary Proxy Statement                             / /  Confidential, for Use of the Commission Only (as
                                                             permitted by Rule 14a-6(e)(2))
/ /  Definitive Proxy Statement

/ /  Definitive Additional Materials
/ /  Soliciting Material Pursuant to Rule 14a-11(c) or
Rule 14a-12

                            SIMPSON INDUSTRIES, INC.
                ------------------------------------------------
                (Name of Registrant as Specified in Its Charter)


                MMI INVESTMENTS II-A, L.P.; MCM MANAGEMENT, LLC;
               MILLBROOK CAPITAL MANAGEMENT, INC.; JOHN S. DYSON;
       CLAY B. LIFFLANDER; ALAN L. RIVERA; ROBERT B. KAY AND JEROME LANDE

     -----------------------------------------------------------------------
     (Name of Person(s) Filing Proxy Statement if Other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

         /X/  No fee required.
         / / Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11

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         NOT APPLICABLE
         --------------------------------------------------------------------
         (2) Aggregate number of securities to which transaction applies:

         NOT APPLICABLE
         --------------------------------------------------------------------
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         pursuant to Exchange Act Rule 0-11(set forth the amount on which the filing fee is calculated and state how it was determined)

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/ /  Fee paid previously with preliminary materials
---------------------------------------------------

/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1) Amount Previously Paid:
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


                                PRELIMINARY COPY

                     SUBJECT TO COMPLETION--JANUARY 20, 2000


                       2000 ANNUAL MEETING OF SHAREHOLDERS

                                       OF

                            SIMPSON INDUSTRIES, INC.
                                 ---------------
                           PRELIMINARY PROXY STATEMENT

                                       OF

                           MMI INVESTMENTS II-A, L.P.
                              --------------------


         This Preliminary Proxy Statement (this "Proxy Statement") is being furnished in connection with the solicitation of proxies by MMI Investments II-A, L.P. ("MMI Investments" or "we") for use at the 2000 Annual Meeting of Shareholders of Simpson Industries, Inc., a Michigan corporation ("Simpson" or the "Company"), and at any adjournments or postponements thereof (the "2000 Annual Meeting"). We intend to solicit proxies in support of (i) the election of three individuals, John S. Dyson, Clay B. Lifflander and Alan Rivera, nominated by MMI Investments (out of a total of seven to be elected at the 2000 Annual Meeting), to serve on the Board of Directors of Simpson (the "Board") and (ii) a resolution requesting that the Board seek the sale of Simpson to a third party through a competitive auction process to be conducted by a recognized investment banking firm (the "Shareholder Value Proposal").

         As of the date of this Proxy Statement, Simpson has not announced the date, time or place of the 2000 Annual Meeting or fixed the date for the determination of shareholders of record entitled to vote at the 2000 Annual Meeting. The By-laws of Simpson state that its Annual Meeting of Shareholders will be held in the fourth month of Simpson's fiscal year, April, on a date specified by the Board.

         MMI Investments intends to furnish this Proxy Statement to shareholders of Simpson with whom MMI Investments communicates directly in person or by telephone and will furnish this Proxy Statement, upon request, to any other Simpson shareholder, without charge. This Proxy Statement is first being furnished to Simpson shareholders on or about __________________, 2000.

         MMI Investments is the beneficial owner of 807,100 shares of common stock, $1.00 par value per share (the "Common Stock"), of Simpson, which shares represent approximately 4.5% of Simpson's outstanding Common Stock. Additional "participants" in the solicitation of proxies contemplated by this Proxy Statement, as defined in the proxy rules promulgated by the Securities and Exchange Commission ("SEC"), are MCM Management, LLC; Millbrook Capital Management, Inc.; John S. Dyson; Clay B. Lifflander; Alan L. Rivera, Robert B. Kay and Jerome Lande. Except for the shares owned by MMI Investments, which the additional participants may be deemed to beneficially own under SEC rules, none of the additional participants owns any Common Stock of Simpson. Additional information concerning MMI Investments and the other participants in this solicitation is set forth under the heading "Information Concerning MMI Investments and Other Participants in the Solicitation."


                                *****************

                                  INTRODUCTION

         At the 2000 Annual Meeting, seven Directors of Simpson are expected to be elected. MMI Investments intends to nominate for election to the Board, and to solicit your proxy in support of the election of, John S. Dyson, Clay B. Lifflander and Alan L. Rivera (the "MMI Nominees"). We also intend to present, for consideration by Simpson's shareholders at the 2000 Annual Meeting, the Shareholder Value Proposal.

         We are making our Shareholder Value Proposal because of our concerns over what we regard as the three principal issues presently confronting Simpson. Our determination to nominate, and solicit proxies for the election of, the MMI Nominees has arisen out of our concern over the lack of an adequate response from Simpson's management to our concerns and the Shareholder Value Proposal. The three principal issues that we see confronting Simpson are:

         SIMPSON'S STOCK HAS CHRONICALLY UNDER-PERFORMED. During the longest bull market of the century, Simpson has delivered NEGATIVE returns on shareholders' investments. The market price of Simpson's Common Stock on December 31, 1999 closed at $11.25, a 28.2% decline from its peak within the last six years, $15.67 in early 1994. During the same period, the S&P 500 increased more than 213%. Had Simpson matched the mere price appreciation of the S&P 500 over that same period, Simpson's shares would be worth over $49 per share today. See the discussion of the performance of Simpson's stock versus the S&P 500 Index and other market indices and the accompanying performance charts in the section captioned "Reasons For Our Proposals--Simpson's Inadequate Return to Shareholders."

         SIMPSON'S FUTURE PROSPECTS ARE LACKLUSTER. We believe that Simpson, like many smaller companies in its industry, lacks the broad product and process technologies, manufacturing capacity and financial resources to support the significant investment needed to compete effectively given the rapidly changing and highly-competitive marketplace for vehicle parts suppliers. In addition, smaller producers in the auto parts industry are increasingly squeezed by their customers, the automobile manufacturers, who bring severe pressure to bear on pricing and margins. We believe the industry will increasingly come to be dominated by larger companies that have the necessary resources to meet the ever-changing demands of automobile manufacturers. See "Reasons For Our Proposals--Changes in the Global Marketplace."

         SIMPSON HAS FAILED TO GROW THROUGH STRATEGIC ACQUISITIONS. Given the aforementioned obstacles facing smaller suppliers in the automotive parts industry, we believe a company like Simpson cannot hope to thrive purely on internal growth. Further, we believe that the acquisitions made by Simpson in recent years have been too few, too small and too infrequent, and that Simpson is not likely to develop a realistic growth strategy based on acquisitions any time soon, due to the conservatism of Simpson's management, the absence of a significant track record as an acquirer, and its lack of an acquisition currency in the form of an attractive stock or significant cash access through leverage. See "Reasons For Our Proposals--Simpson's Lack of a Growth Strategy."

         WE BELIEVE THAT SIMPSON HAS NOT ARTICULATED A DETAILED, SPECIFIC AND COMPREHENSIVE PLAN THAT WILL ADDRESS THESE ISSUES. BASED ON THIS, WE HAVE COME TO THE CONCLUSION THAT NO SUCH PLAN EXISTS. IN THE ABSENCE OF SUCH A PLAN, WE BELIEVE THAT THE BEST COURSE OF ACTION IS FOR THE BOARD TO SEEK THE SALE OF SIMPSON TO A THIRD PARTY.

         Since mid-September 1999, we have been attempting to arrange a meeting with senior management of Simpson in an effort to understand management's business strategy and their views concerning the creation of shareholder value in light of Simpson's undervalued market capitalization and consolidating nature of the automotive parts industry. After initially agreeing to meet with us, Simpson management has since engaged in a pattern of stall and delay tactics, canceling and rescheduling our meeting on two different occasions, and then finally outright refusing to meet with us. Our efforts to engage the Board and management in a dialogue concerning how best to create value for Simpson shareholders are chronicled under "Reasons For Our Proposals--Background."

         Based on the lack of substantive communications from Simpson management and the evasive tactics employed by them to avoid discussing with us their business strategy, we believe current management either (i) is more interested in entrenching themselves at the expense of other shareholders or
(ii) does not fully appreciate the reasons that the Board should consider the sale of Simpson now. As a consequence, we have become convinced that even if the Shareholder Value Proposal were adopted by Simpson's shareholders, there is a material risk that it will not be given appropriate consideration by the Board and management, absent the presence of persons on the Board open to it and other means of enhancing shareholder value. We have concluded that, in order to ensure that the Board and management of Simpson consider the Shareholder Value Proposal and all other available options regarding the creation of value for Simpson shareholders, the active participation in the management of Simpson by persons, like the MMI Nominees, specifically committed to such goals is necessary to protect the interests of all Simpson shareholders. Accordingly, we believe it is in the best interests of all Simpson shareholders to support the election of the MMI Nominees to the Board and the approval of the Shareholder Value Proposal.

         We selected Messrs. Dyson, Lifflander and Rivera because of their qualifications and ability to represent your interests. Each of the MMI Nominees has consented to serve as a director of Simpson if elected. EACH OF THE MMI NOMINEES HAS FURTHER INDICATED THAT, IF ELECTED TO THE BOARD, HE WILL WAIVE AND FOREGO THE RECEIPT OF ANY COMPENSATION PAYABLE BY SIMPSON TO HIM AS A RESULT OF HIS SERVING AS A MEMBER OF THE BOARD. APPRECIATION IN THE PRICE OF THE SIMPSON COMMON STOCK WILL SERVE AS THE MMI NOMINEES' COMPENSATION. ALL MMI NOMINEES ARE COMMITTED TO MAXIMIZING SIMPSON SHAREHOLDER VALUE THROUGH THE SOLICITATION OF OFFERS, BY AN INDEPENDENT INVESTMENT BANK, FOR THE SALE OF SIMPSON, AT AN ATTRACTIVE PRICE.

                                *****************

         We intend to communicate directly with shareholders of Simpson concerning the MMI Nominees and the Shareholder Value Proposal and Simpson's response thereto, through meetings in person and/or by telephone. All Simpson shareholders are encouraged to make their views known to Simpson's management and the Board. In addition to soliciting proxies for the 2000 Annual Meeting in support for the MMI Nominees and our Shareholder Value Proposal, we reserve the right to solicit proxies with respect to other proposals concerning Simpson, INCLUDING A PROPOSAL TO ELECT ONE OR MORE ADDITIONAL PERSONS NOMINATED BY MMI INVESTMENTS TO THE BOARD AND A PROPOSAL TO REQUEST REDEMPTION OF SIMPSON'S "POISON PILL" SHAREHOLDER RIGHTS PLAN, WHICH WE BELIEVE DISCOURAGES POTENTIAL ACQUIRORS OF THE COMPANY AND IS NOT IN THE BEST INTERESTS OF SIMPSON SHAREHOLDERS.

         NO PROXY CARD FOR USE AT THE 2000 ANNUAL MEETING IS INCLUDED WITH THIS PROXY STATEMENT AND WE ARE NOT NOW SOLICITING A PROXY; A PROXY CARD MAY BE PROVIDED BY MMI INVESTMENTS AFTER SIMPSON NOTIFIES SHAREHOLDERS OF THE RECORD DATE AND MATTERS TO BE VOTED UPON AT THE 2000 ANNUAL MEETING OR AT AN EARLIER DATE IF MMI INVESTMENTS DEEMS IT APPROPRIATE. ANY PROXY CARD DISTRIBUTED BY MMI INVESTMENTS WILL BE ACCOMPANIED OR PRECEDED BY A REVISED PROXY STATEMENT SETTING FORTH THE DATE, TIME AND LOCATION OF THE 2000 ANNUAL MEETING AS ANNOUNCED BY SIMPSON.

         If you wish to communicate with us concerning Simpson and the matters discussed in this Proxy Statement, executives of MCM Management, LLC ("MCM Management"), the general partner of MMI Investments, can be reached at
(212) 586-4333. For information regarding our ownership of Common Stock, see
Schedule I attached to this Proxy Statement.

 IMPORTANT: MMI INVESTMENTS IS NOT CURRENTLY ASKING YOU FOR A PROXY AND YOU ARE
                       REQUESTED NOT TO SEND US A PROXY.

                            REASONS FOR OUR PROPOSALS

BACKGROUND

         MMI Investments is a private investment firm with investments in publicly traded securities which we believe are substantially undervalued. The portfolio of MMI Investments includes significant investments in approximately 30 public companies at any given time. You will find more information about us and our affiliated companies under "Information Concerning MMI Investments and Other Participants in the Solicitation." We have acquired shares of Common Stock of Simpson over time because we believed that the trading prices for the Common Stock have not adequately reflected the intrinsic value of Simpson's underlying operations and assets. We continue to believe that is the case. However, as we have learned more about Simpson and its business strategy, we have become increasingly pessimistic concerning Simpson's ability to realize this potential value as an independent company under current management.

         In May 1999, we began to acquire shares of Simpson's Common Stock because of what we consider to be the large discount to its true value at which the Common Stock was trading. We based this conclusion on our experience with other companies in this industry and the multiples of EBITDA (i.e., earnings before interest, taxes, depreciation and amortization) at which other companies in the industry had changed hands in recent merger and acquisition transactions. According to the December 1, 1999 issue of THE DAILY DEAL, ".. most acquisition targets in the auto parts industry have gone for seven to nine times Ebitda." While we believe Simpson represents a very attractive acquisition target, Simpson would, even if valued at the low end of this range, have a value of more than $19 per share. There can be no assurance, however, that the shares of Common Stock would be valued at such levels by any potential acquiror of Simpson. In addition, none of MMI Investments, the other participants in MMI Investment's solicitation or any other person on behalf of MMI Investments has conducted a formal valuation analysis of Simpson. Prior to May 1999, MMI Investments had not owned any shares of Simpson Common Stock.

         We have continued to invest in Simpson's Common Stock and as a result are now among the Company's largest shareholders, owning 807,100 shares or approximately 4.5% of the outstanding Common Stock. In mid-September 1999, we contacted Simpson's Chief Executive Officer, Roy Parrott, and requested a meeting for later that month or the beginning of October 1999 in an effort to understand Simpson's business strategy. We initiated this meeting in order to discuss management's strategic business plan and views concerning the creation of shareholder value in light of Simpson's severely undervalued market capitalization and the consolidating nature of the automotive parts industry. Such a meeting is a common practice for us with companies in which we have made investments and in our experience is generally welcomed by a company's management as an opportunity to present its strategic plan to one of the company's significant owners. Rather than the cooperation and responsiveness we had hoped that Simpson management would demonstrate, we received a request that we wait approximately six weeks for this meeting. While puzzled by management's refusal to yield us one hour of time until early November, we were eager to afford management the opportunity to relate its strategic plan for the creation of shareholder value and agreed to wait and meet with Mr. Parrott on November 2, 1999. One week before we were to meet with management at the Company's offices in Plymouth, Michigan, we received a letter from Mr. Parrott canceling the meeting of November 2nd. Among the reasons given for this cancellation was that:
"[t]he other information we [management] have assembled indicates that [MMI Investments] has a history of submitting shareholder proposals for inclusion in companies' proxy materials." Further, our interest in meeting to discuss the future of the Company was dismissed as follows: "If your interest in the meeting is to garner text for the statement supporting a shareholder proposal, as appears to have been the case in other instances, we likewise have no interest in meeting with you."

         We were dismayed at management's unwillingness to allay our concerns about Simpson's languishing stock price by meeting with us to demonstrate a reasonable plan for increasing shareholder value. We responded to Simpson the following day, October 27, 1999, in a letter explaining that we manage investments in a number of public companies and meet with management of many of these companies regularly without participating in their proxy process. We further stated that a meeting with Simpson management would provide great insight into the operation and strategic plan of the Company and management's capabilities. (Please see Appendix A for copies of all written correspondence between MMI Investments and the Simpson management.) The Company replied with a letter reiterating the cancellation of our November 2nd appointment and suggesting a meeting instead in December. We interpreted that suggestion as an attempt to delay our consideration of possible next steps, including the submission of a shareholder proposal, until after the November 12, 1999 deadline for submission of shareholder proposals for inclusion in Simpson's proxy material for the 2000 Annual Meeting. We concluded that management's repeated efforts to avoid a discussion of the creation of shareholder value meant that it might in fact have no plan on that important matter. Therefore, we decided that our active participation in Simpson's annual meeting was necessary for the creation of value for all Simpson shareholders. On November 2, 1999, we submitted a shareholder proposal urging the sale of the Company. Accompanying the proposal was a letter accepting Mr. Parrott's proposed meeting in December.

         Simpson's management refused to include our Shareholder Value Proposal in its proxy materials. While Simpson was not, under the rules of the SEC, required to include our Shareholder Value Proposal in management's proxy materials, it was certainly permitted to include it and we were hopeful that Simpson would choose to include the proposal in the spirit of allowing shareholders a voice on matters vital to their company's future. To this end, we even stated our willingness to pay the extra printing and mailing costs associated with the inclusion of the brief additional materials in Simpson's proxy statement. In spite of this, management denied our request. Furthermore, Mr. Parrott officially retracted his offer of a meeting in December and stated that he "[does] not believe that a meeting would be constructive or worthwhile for either party." WE BELIEVE MR. PARROTT IS WRONG; A MEETING WITH AN OWNER OF 807,100 SHARES (OR 4.5%) OF THE COMMON STOCK OF THE COMPANY FOR WHICH HE WORKS IS, WE BELIEVE, WELL WORTH HIS TIME, PARTICULARLY IF MR. PARROTT HAS A PLAN TO ARTICULATE.

         In response to these events and in order to allow us to communicate more freely with fellow Simpson shareholders, we filed on December 1, 1999 a preliminary proxy statement with the SEC relating to our Shareholder Value Proposal. On December 8, 1999, we sent a letter to Mr. Parrott asking his views on the question of what he would do in the event the Company's shareholders approved our Shareholder Value Proposal. We asked him to let us know whether, in the event of the passage of our proposal, he would do the following:

         (i) as Chairman of the Board, promptly call a meeting of the Board to consider the implementation of the Shareholder Value Proposal; and

         (ii) as a director, vote in favor of a resolution to implement the Shareholder Value Proposal.

We sent a copy of this letter to each of Simpson's other directors, indicating that we were equally interested in their response, as a director of Simpson, to the questions posed in our letter to Mr. Parrott. A response was requested by December 15, 1999. The ONLY RESPONSE we have received is a letter from Mr. Parrott acknowledging receipt of the letter and stating that copies of it have been sent to the Board.

         On December 27, 1999, we submitted a request to the Company seeking to inspect certain of its records, including the Company's shareholder list and information concerning contemplated, proposed or considered extraordinary corporate transactions involving the Company, such as acquisitions, mergers, and sales of assets, and requests received by the Company from any of its customers or prospective customers requesting that the Company develop, or assist such customers in the development of, additional products or services or requesting reduced prices from the Company. Because of the Company's lack of communication with us, we hoped that a review of such records would help us evaluate the effect of the decisions and actions of the Board and management in the recent past on the Company's stock price and operations, and the response of management to the changes in the Company's industry. We believe that, under applicable Michigan law, we are entitled to inspect such records. In response to this request, we received a letter from the Company's outside attorneys on January 4, 2000 denying our request to inspect all of the records we had requested except for the shareholder list.

         So that you can judge for yourself the tone and nuance of our communications with management and determine whether our reaction is appropriate, we have attached copies of all correspondence between Simpson and MMI Investments.

         Based on what we believe to be management's evasive tactics and apparent inability or unwillingness to meet what we consider to be one of the most basic responsibilities of the management of a public company, namely articulating to shareholders a detailed, specific and comprehensive business strategy, we are extremely concerned about Simpson's direction. We are especially disappointed by management's refusal to meet with a shareholder whose stock ownership is nearly twice that of the combined ten members of the Board and the five highest paid executives (excluding unexercised employee or director stock options). These Simpson insiders, in spite of their more than 150 years of combined service with the Company, own less than 3% of its stock. Given the commonly accepted principle that significant stock ownership by a company's management more fully aligns their interest with those of the company's other shareholders (see, for instance, the Report of the Compensation Committee of the Board contained in Simpson's March 1999 Proxy Statement which states that "[its] policies are also designed to promote Company stock ownership among the executive group to align their long-term interests with those of the shareholders and to encourage enhancement of shareholder value"), we believe the level of stock ownership by Simpson's management contributes to a lack of commitment to the creation of value for the true owners of the Company. See
Schedule I and Schedule II for MMI Investment's and management's stock ownership.

REASONS TO SUPPORT THE MMI NOMINEES AND THE SHAREHOLDER VALUE PROPOSAL

         Please consider the following:

         SIMPSON'S INADEQUATE RETURN TO SHAREHOLDERS. During the longest bull market of the century, Simpson has for long periods delivered NEGATIVE returns on shareholders' investments. The market price of the Common Stock on December 31, 1999 closed at $11.25, a 28.2% decline from its peak within the last six years, $15.67 in early 1994. During the same period, the S&P 500 increased more than 213%. HAD SIMPSON MATCHED THE MERE PRICE APPRECIATION OF THE S&P 500 OVER THAT SAME PERIOD, SIMPSON'S SHARES WOULD BE WORTH OVER $49 PER SHARE TODAY. Do not be fooled by the Company and its management when they proclaim the Company is headed in the right direction as evidenced by a 16% increase in Simpson's share price during 1999. Remember, this is primarily the same management group that was responsible for the driving the share price from $15.67 in early 1994 to approximately $9.50 at the end of 1998. Despite management's professed success in 1999, that fact is that the Common Stock is still trading at levels that are wholly inadequate. In addition, we note that management is not quick to point out that more than 6% of 1999's 16% gain occurred after we initially filed our preliminary proxy statement related to our Shareholder Value Proposal on December 1, 1999.

         The following graph, which compares the percentage change in the cumulative total returns of the Common Stock of Simpson, the Standard & Poor's 500 Index and the Standard & Poor's Manufacturing (diversified industries) Index ("S&P MAND") for the period beginning on December 31, 1993 through December 31, 1999, illustrates the point. Consider Simpson's poor stock price performance for yourself.

                     STOCK PERFORMANCE* SINCE DECEMBER 1993
               Cumulative Total Return Based on Initial Investment of $100
                              on December 31, 1993,
                     Assuming Reinvestment of Any Dividends
                                     [Chart]


                         12/31/93     12/31/94     12/31/95     12/31/96     12/31/97      12/31/98       12/31/99
Simpson                   $  100       $   68       $   69         $ 87         $ 97         $ 83          $  100
S&P 500                      100          101          139          170          227          291             352
S&P MAND                     100          103          145          194          266          326             365

-----------------

* The S&P 500 Index is a broadly diversified index that is based on the stock prices of 500 different companies, broken down as of December 31, 1999 into 376 industrial companies, 41 utilities, 11 transportation companies, and 71 financial institutions. It is a capitalization weighted index which means changes in the price of a particular stock will influence the index in proportion to the total market value of the outstanding stock of that particular company. As of December 31, 1999, the weighted average market value of the S&P 500 Index was approximately $143 billion while the median market value of stocks represented in that index was approximately $8.0 billion. The average price/earnings ratio of companies included in the S&P 500 Index as of January 19, 2000 was 32.12. The S&P MAND is an index that is based on the stock prices of 11 manufacturing companies that is designed to measure the performance of the manufacturing (diversified industries) sector of the S&P 500 Index. It is also a capitalization weighted index.

         The average price/earnings ratio of companies included in the S&P MAND as of January 19, 2000 was 21.01. As of January 19, 2000, Simpson's market capitalization was approximately $203 million and its price/earnings ratio was 9.87.

         An investment in Simpson does not fare much better when compared with indices more specific to Simpson's market position. In fact, the following performance graph based upon Simpson's own 1999 Proxy Statement shows that an investment in Simpson DECLINED in value 17.3% (from December 31, 1993 through December 31, 1998), while the Russell 2000 INCREASED 75.17% and an Industry Index (defined below) INCREASED 52.04% over the same period.

         The following graph compares the cumulative, five-year shareholder return, on an indexed basis, of the Company's Common Stock with the Russell 2000 Index and an industry index of publicly-traded companies operating primarily in Standard Industrial Classification 371 ("Industry Index"). Simpson stated in its Proxy Statement that it selected the Industry Index because the companies included therein are engaged in the manufacturing of motor vehicles and related parts, accessories and equipment, and pay dividends.

                Comparison of Five Year Cumulative Total Return*
                         Among Simpson Industries, Inc.,
                    Russell 2000 Index,** and Industry Index

                                     [CHART]

                              12/31/93       12/31/94       12/31/95       12/31/96       12/31/97      12/31/98
                             ---------      ---------      ---------      ---------      ---------     ---------
Simpson                      $  100.00      $   67.82      $   68.73      $   86.59      $   96.90     $   82.70
Russell 2000                    100.00          98.18         126.10         146.90         179.75        175.17
Industry Index                  100.00          91.15         108.44         131.07         149.63        152.04

------------------

* Assumes that the value of an investment in the Company's Common Stock and each index was $100 on December 31, 1993 and that all dividends were reinvested.

** The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represent approximately 11% of the total market capitalization of the 3,000 largest US companies based on TOTAL MARKET CAPITALIZATION. As of June 30, 1999, the average market capitalization of such companies was approximately $526.4 million. As of January 19, 2000, the average price/earnings ratio of such companies was 67.79. As of January 19, 2000, Simpson's market capitalization was approximately $203 million and its price/earnings ratio was 9.87.

         Should shareholders of Simpson continue to be patient with these below-market returns? We believe not. Management may counsel patience, citing the weak market for small cap value stocks and the automotive parts supplier industry generally. In our view, these issues are insignificant and only mask the real issue affecting the value of Simpson and the returns to its shareholders, namely the fundamental changes affecting the vehicle parts industry globally that are increasingly beyond the capacity of a small, independent company like Simpson to address or remedy. WE URGE YOU NOT TO BE FOOLED -- THE FUTURE OF YOUR INVESTMENT MAY DEPEND UPON IT.

         CHANGES IN THE GLOBAL MARKETPLACE. The automobile and vehicle parts industries have undergone dramatic transformations in the 1990s. Both industries have experienced mass consolidation which, in our opinion, has thus far increased and will continue to exacerbate the pricing pressures being experienced by small companies like Simpson. We are not alone in this view. A November 11, 1999 article in THE WALL STREET JOURNAL entitled "As Auto-Parts Markers fight for Profits, `Correction' is Taking Place in Industry" reports: "A consulting group's analysis of the financial statements of publicly traded automotive-components makers underscores the pressures of the industry's restructuring" and that "the industry has high fixed costs, rising research and development outlays, demands from auto makers to assume warranty costs and to deliver annual price reductions, and high investment requirements." The consulting group's analysis referred to in that article indicated that:

         [T]he number of suppliers with revenue between $500 and $1 billion substantially decreased between 1997 and 1998. Regardless of their performance, companies in and around this category are under increasing pressure to grow. . . . Clearly, this is not a time for complacency.

         We believe Simpson's results of operation have already been impacted by these pricing pressures. For instance, the Company's gross margin is below industry averages (10.4% vs. 20.2% for the industry over the twelve months ending October 1999). We believe that pricing pressure is particularly evident in a lag in gross margin due to the lack of purchasing power and the high capital cost of automation that plague smaller producers. Simpson is not alone; we believe the entire vehicle parts supplier industry will face severe challenges in the near future. However, we believe that Simpson is not positioned to face these challenges. Consider the following:

         Since the fourth quarter of 1998, the automobile industry has seen the merger of Daimler Benz and Chrysler, Ford's acquisition of Volvo and the investment by Renault in Nissan. One common theme present in all of these transactions has been the expectation that the larger combined companies will benefit immediately from cost savings. The single largest component of this cost savings is expected to be savings on purchasing from vehicle parts suppliers. We believe, as do other analysts, that larger companies such as these will be successful in leveraging their purchasing power by demanding and receiving price concessions from their suppliers as a result of the following factors:

         - By comparing price sheets from the vast supply base of a combined purchasing department, manufacturers will be able to identify easily where pricing discrepancies exists.

         - Suppliers will be unable to resist these cost reduction requests. In most cases, automobile manufacturers have plenty of alternate sources for parts. As long as someone is willing to provide products at a lower price, manufacturers will be successful in gaining price concessions.

         - Requesting price concessions from suppliers also protects the manufacturers from any internal struggles. Cost savings through layoffs and/or plant closures create additional costs up-front and can produce negative goodwill throughout the workforce. Going after suppliers generates rapid cost reductions with no negative impact on the new entity.

         In our opinion, suppliers like Simpson have had and will continue to have no choice but to grant the requested price concessions. In an industry with high capital costs, suppliers tend to fight for increased market share even if additional market share comes at the expense of gross margins. Therefore, if a company like Simpson is unwilling to make price concessions, somebody else will, leaving the company to spread high capital costs over fewer sales.

         Simply put, the automobile industry consolidation does not bode well for companies like Simpson. DaimlerChrysler's purchasing cost savings are estimated to be $533 million in 1999 alone. For Renault/Nissan, the purchasing cost savings are expected to be $491 million for calendar year 2000. On an overall basis, it has been estimated that the calendar year 2000 cost savings that the three recently consolidated manufacturers (DaimlerChrysler, Renault/Nissan and Ford/Volvo) are looking for is $1.5 billion from direct purchasing reductions. These reductions, if not offset by cost reductions or other savings at the supplier level, could reduce overall estimated supplier industry margins by 5.4%. And this projection merely reflects the effect on the parts industry of the cost savings projected by the three consolidated automobile manufacturers. In order to remain competitive with those three manufacturers, we believe that other automobile manufacturers will be forced to seek price reductions from their suppliers, thereby further exacerbating already existing pricing pressures.

         But the story of independent, small vehicle parts makers like Simpson is, we believe, not merely a tale of greater pricing pressures but also of lost opportunities. For instance, manufacturers in the automotive industry are increasingly looking for suppliers capable of developing and testing larger and more complex modules and subassemblies. These modules and assemblies consist of "bundles" of automotive components, all preassembled prior to delivery to the automotive manufacturer. Modules and subassemblies can range from relatively simple auto components, like a dashboard, to complex systems like seat and door systems, complete driver/passenger compartment systems, and fully assembled "rolling chassis." For instance, the prototype Mercedes "Smart" car, assembled in France, is assembled from only six modules. This trend presents a unique opportunity for suppliers with a broad range of product and process technologies and expertise in logistics and project management. As a reward for those suppliers capable of taking responsibility for more complex subassemblies, manufacturers are developing closer long-term supply relationships. In addition, suppliers demonstrating the core competencies to handle added product development and testing are also being offered the opportunity of extra volume.

         In order to meet the added demands of manufacturers, suppliers are required to undertake heavy investment to acquire and develop expanded system capabilities, raising the costs and risks of participation in order to take advantage of the available opportunities. In our opinion, despite Simpson's professed interest in participating in this trend, as evidenced by its statements in its 1998 Annual Report to Shareholders, Simpson, unfortunately, is not in a position to take advantage of such opportunities. We believe that Simpson lacks the broad product and process technologies, manufacturing capacity and financial strength either to develop complex subassemblies itself or to acquire a company of a sufficient size and with sufficient capabilities. As a result, we believe Simpson and companies like it may be excluded from the opportunities arising from the changing relationship between manufacturers and suppliers.

         These trends have had a dramatic effect on the vehicle parts industry. In 1990 there were more than 3,000 tier-one companies in business. Six years later, the number was down to 1,500 and some estimates indicate that the number will further decrease to approximately 350 by the end of year 2000.

This shows that suppliers seeking to compete more efficiently in a changing marketplace are seeking strategic combinations and acquisitions to help accomplish their goals.

         Without a viable strategy to address the challenges facing smaller suppliers in the automotive parts industry, Simpson will, we believe, continue to be confronted with fierce competition from companies with far superior cost structures that can effectively compete in an environment of intense cost pressures, lower margin businesses and significant capital requirements. Our fear is that Simpson, as an independent company with its current position in the industry and no real prospects for growth, is not equipped to handle that competition. THE END RESULT, WE BELIEVE, WILL BE THE DETERIORATION OF SIMPSON'S CORE BUSINESSES AT THE EXPENSE OF ITS SHAREHOLDERS.

         SIMPSON'S LACK OF A GROWTH STRATEGY. In the face of these challenges, management has not, in our opinion, offered a viable strategy to increase Simpson's market share through external growth. While operating personnel have managed to produce some internal growth, in our view, Simpson corporate management clearly has not demonstrated the capabilities or business strategy necessary to gain market share, improve operating efficiency or broaden product lines through an acquisition program. In so doing, we believe Simpson corporate management has essentially stifled the growth of the Company's value in the public marketplace since, as one major firm investment analyst that covers the automotive parts industry has reported, "companies in which internal growth is supplemented by acquisitions have historically been better investments than those focused on internal growth alone."

         It appears to us that Simpson is unwilling or unable to pursue strategic acquisitions in response to these challenges. The Company has not completed a significant acquisition since it acquired Cummins Engine Vibration Attenuation business (the "Cummins Acquisition") in June of 1997 at an aggregate purchase price of approximately $76 million. The Company's only other acquisition since then, the acquisition of Stahl International, Inc. in April 1998 for $3.7 million, was, in our view, an insignificant transaction. We believe that the Cummins Acquisition itself demonstrates a lack of Simpson corporate management's ability to execute an effective acquisition program. The Cummins Engine Vibration Attenuation business experienced margin deterioration in the 18 months prior to the acquisition, causing the purchase multiple to actually TREND UPWARDS on a trailing basis, from 8.7 times 1996 earnings before interest and taxes ("EBIT") to 9.2 times annualized EBIT for the first six months of 1997. Based on this margin deterioration and the fact that the final purchase price reflected an increased purchase multiple, MMI Investments believes Simpson overpaid for this business. Overpaying for a small business headed in the wrong direction is, in our opinion, a poor way to pursue an acquisition program.

         We believe that Simpson's lack of strategic acquisitions over the past two years has weakened Simpson's competitive position and significantly hindered its ability to achieve economies of scale, thereby impairing value for shareholders. Since the Cummins Acquisition, which was itself an unusual activity for the Company, Simpson has not demonstrated an interest, let alone the ability, to improve its position as a market leader through acquisitions. Why is that? We believe it is for three reasons:

         - SIMPSON HAS NO ACQUISITION OR GROWTH TRACK RECORd which would identify it in any way to the market as a legitimate potential acquiror.

         - SIMPSON HAS LEFT ITSELF WITH NO CURRENCY FOR ACQUISITIONS. Due to the already apparent strain on its margins and the effect of such strain on Simpson's operating results generally, Simpson would almost certainly have significant difficulty sustaining the leverage burden of large debt-financed acquisitions. In a recent filing with the SEC, Simpson stated that its Debt-to-EBITDA ratio and its EBITDA/Interest coverage ratio are both better than many companies in Simpson's industry. We believe that this is largely irrelevant. The point is that the amount of free cash flow that Simpson generates limits the amount of additional debt that

                  Simpson can support, and any such additional debt will not permit Simpson to greatly expand its business through cash acquisitions. By way of illustration, MMI Investments believes that based on Simpson's approximately $34 million of free cash flow (defined for this purpose as Simpson's earnings before interest, taxes, depreciation and amortization MINUS Simpson's capital expenditures) for the twelve months ended September 30, 1999, its current debt of approximately $115 million, and an assumed interest rate of 10.85% for debt securities issued in the high yield market in connection with a highly leveraged acquisition transaction (which is approximately the average yield-to-maturity reported by Bear Stearns & Co., Inc. in its High Yield Index Report dated December 10, 1999 (the "Bear Stearns Report") for high yield bonds issued by companies included in its Automobile Manufacturing - Related Index), Simpson's long-term borrowing availability for such a transaction, based on a free cash flow-to-interest expense ratio of 1.58x (which is the average of the free cash flow-to-interest expense coverage ratios of the companies covered in the Bear Stearns Report), is no greater than approximately $110 million. Furthermore, due to its poor stock price performance, Simpson could not finance a transaction through the issuance of more equity without substantially diluting current ownership and further hurting its operating results.

         - SIMPSON HAS, WE BELIEVE, A HISTORY OF COMPLACENT MANAGEMENt, avoiding leverage and significant structural changes in the business. In our opinion, such a management approach has led, and will continue to lead, to the stagnation or, worse yet, the decline of Simpson's market value, given the demands of the changing global marketplace. A strategic acquisition to improve Simpson's position requires a degree of ambition that we believe this Board has failed to demonstrate and is unlikely to assume.

         THERE IS A SOLUTION. We believe the best course of action is for the Board to seek the sale of the Company to a third party thereby maximizing value for all Simpson shareholders. Through such a sale, a strategic acquiror could benefit from Simpson's product and process technologies in taking advantage of the opportunities, and in meeting the challenges, presented by industry trends. While we do not believe that Simpson is properly equipped to compete as an independent company, we believe that Simpson's operations are extremely attractive to strategic acquirors, and that the price an acquiror will pay for those operations will far exceed Simpson's value in the marketplace during the foreseeable future. Furthermore, we believe that several factors are aligned to make this the ideal time to pursue a sale of the Company.

         - SIMPSON'S RECENT INTERNAL TOP-LINE GROWTH demonstrates the strength of the sales force and operating personnel that are actually running the Company on a day-to-day basis, as compared to what we view as the weakness of the Board and top officers who are determining the Company's strategic direction. This operational performance ought to be capitalized upon.

         - THE CURRENT HIGH-WATER-MARK OF AUTO INDUSTRY SALES are not generally projected to continue at this fever pitch. That means automotive supplier earnings may be at their peak. In view of that, and given the fact that transaction values are often based on multiples of earnings, auto parts manufacturers that sell now are likely to achieve more favorable transaction values than if they sell later.

         - THE CURRENT DISLOCATION IN THE MARKET VALUES OF AUTO PARTS MANUFACTURERs has, in our opinion, made the sector ripe for another wave of consolidation. As such, by sitting still now Simpson runs the risk of being even more isolated and consequently, under even more price-pressure as more of its peer group is consolidated into larger competitors.

         THE CONSOLIDATION IN THE SUPPLIER INDUSTRY WILL NOT LAST FOREVER. NOW IS THE TIME FOR THE BOARD TO ACT, BEFORE IT IS TOO LATE. Simpson shareholders have suffered with negative returns for too long. In our view, the best way for shareholders to obtain the full value of their shareholdings is for the Board to retain a recognized investment banking firm and to charge such firm with the responsibility of objectively determining the value of Simpson's businesses and then conducting a competitive auction process.

         By electing the MMI Nominees to the Board, shareholders of Simpson will be electing three directors that are committed to maximizing Simpson shareholder value through the solicitation of offers, by an independent investment bank, for the sale of Simpson, at an attractive price.

         IF YOU SHARE OUR VIEWS, WE URGE YOU TO VOTE FOR THE MMI NOMINEES FOR ELECTION TO THE BOARD AND TO SUPPORT OUR SHAREHOLDER VALUE PROPOSAL. VOICE YOUR SUPPORT OF OUR SHAREHOLDER VALUE PROPOSAL BY EITHER WRITING, CALLING OR FAXING SIMPSON'S CHAIRMAN AND CEO, ROY E. PARROTT, AND THE OTHER MEMBERS OF SIMPSON'S BOARD. SIMPSON'S ADDRESS IS 47603 HALYARD DRIVE, PLYMOUTH, MICHIGAN 48170-2429, ITS TELEPHONE NUMBER IS (734) 207-6200 AND ITS FAX NUMBER IS (734) 207-6500. LET THEM KNOW THAT YOU WANT THEM TO TAKE ACTION TO ENHANCE THE VALUE OF YOUR INVESTMENT IN SIMPSON. WE ARE NOT SOLICITING PROXIES AT THIS TIME. PLEASE DO NOT SEND A PROXY AT THIS TIME.


                     OUR PROPOSAL FOR ELECTION OF DIRECTORS

GENERAL

         The Board presently consists of 10 directors. At Simpson's 1999 Annual Meeting, the shareholders approved an amendment to Simpson's Bylaws to eliminate the classification of the Board and to provide for the annual election of directors. According to publicly available information, it is expected that at the 2000 Annual Meeting, seven nominees will be elected to the Board, to hold office until the 2001 Annual Meeting and until their successors have been elected and qualified or until their earlier death, resignation or removal. In accordance with Simpson's Bylaws, MMI Investments intends to provide written notice to the Secretary of the Company of its nomination of the MMI Nominees for election to the Board. The Bylaws require nominations to be made no sooner than January 21 and no later than February 20, 2000, subject to change in the event the annual meeting date is accelerated or delayed from its timing of last year by more than 30 days. Notice will be provided by MMI Investments pursuant to
Section 3.11 of Article III of the Company's Bylaws, which sets forth certain requirements for shareholders intending to nominate candidates for election to the Board.

THE MMI NOMINEES

         MMI Investments proposes that the Simpson shareholders elect the MMI Nominees to the Board at the 2000 Annual Meeting. The three MMI Nominees are listed below and have furnished the following information concerning their principal occupations or employment and certain other matters.


NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE DURING LAST FIVE
                                                 YEARS; CURRENT DIRECTORSHIPS; AGE
John S. Dyson..................................  Mr. Dyson has been chairman of Millbrook Capital Management, Inc.
c/o Millbrook Capital Management, Inc.           ("MCM") and its predecessors since inception in 1981.  He is also a
RR1                                              director of MCM.  From 1994 to 1996, Mr. Dyson served as Deputy
Box 167D                                         Mayor for Finance and



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE DURING LAST FIVE
                                                 YEARS; CURRENT DIRECTORSHIPS; AGE
Wing Road                                        Economic Development for the City of New York
Millbrook, New York 12545                        and currently serves as Chairman of the Mayor's Council of Economic
                                                 Advisors.  Mr. Dyson was Vice-Chairman of Dyson-Kissner-Moran
                                                 Corporation where he worked from 1970 to 1975.  In 1974, Mr. Dyson was appointed Commissioner of the New York State Department of
                                                 Agriculture.  From 1975 to 1979, Mr. Dyson served as Commissioner of the New York State Department of Commerce.  From 1979 to 1985,
                                                 Mr. Dyson was Chairman of the New York State Power Authority.  Mr.
                                                 Dyson earned his Bachelors Degree from Cornell University and his
                                                 Masters Degree from Princeton University.  He serves as a Trustee of Cornell University, Morgan Library and Middlesex School.  He
                                                 also serves as Chairman of the Board and a director of Key
                                                 Components, Inc., a diversified manufacturing corporation ("Key
                                                 Components").  AGE: 56.

Clay B. Lifflander.............................  Mr. Lifflander was appointed President and a director of MCM in
c/o Millbrook Capital Management, Inc.           October 1995.  From 1994 to 1995, he served as President of the New
RR1                                              York City Economic Development Corporation.  During this period,
Box 167D                                         Mr. Lifflander also served as Chairman of the New York City
Wing Road                                        Industrial Development Agency.  Previously, Mr. Lifflander was
Millbrook, New York 12545                        Managing Director in the Mergers and Acquisitions Group at Smith
                                                 Barney Inc., where he worked from 1984 to 1994.  Mr. Lifflander earned his Bachelors Degree and MBA from Cornell University.  He currently serves on the boards of the United Nations Development
                                                 Corporation, the Hudson River Museum and Key Components.  Mr.
                                                 Lifflander also serves as Chief Executive Officer of Key
                                                 Components.  AGE: 37.

Alan L. Rivera.................................  Mr. Rivera joined MCM in September 1996 as its Chief Financial
c/o Millbrook Capital Management, Inc.           Officer and General Counsel.  He is responsible for MCM's financial
RR1                                              management and legal affairs.  Prior to joining MCM, Mr. Rivera
Box 167D                                         served as Executive Vice President of Finance and Administration
Wing Road                                        and General Counsel of the New York City Economic Development
Millbrook, New York 12545                        Corporation.  Previously, Mr. Rivera worked from 1987 to 1990 as a
                                                 Public Finance Attorney with Mudge, Rose, Guthrie, Alexander and
                                                 Ferdon and from 1990 to 1994 as a Corporate Finance Attorney with
                                                 Townley & Updike.  Mr. Rivera earned his Bachelors Degree in
                                                 Business Administration from Boston University and his Juris Doctor from Georgetown University.  He serves on the board of directors of the New York City Industrial Development Agency, the New York
                                                 Health and Hospitals Corporation, Cancer Care, Inc. and Key
                                                 Components.  AGE 37.

         Each of the MMI Nominees has consented to serve as a director of Simpson if elected. EACH OF THE MMI NOMINEES HAS FURTHER INDICATED THAT, IF ELECTED TO THE BOARD, HE WILL WAIVE AND FOREGO THE RECEIPT OF ANY COMPENSATION PAYABLE BY SIMPSON TO HIM AS A RESULT OF HIS SERVING AS A MEMBER OF THE BOARD. APPRECIATION IN THE PRICE OF THE SIMPSON COMMON STOCK WILL SERVE AS THE MMI NOMINEES' COMPENSATION. Although MMI Investments has no reason to believe that any of the MMI Nominees will be unable to serve as directors, if any one or more of the MMI Nominees shall not be available for election, the persons to be appointed as proxies agree to vote for the election of such other nominees as may be proposed by MMI Investments. You are urged to carefully consider the MMI Nominees' qualifications and abilities to represent your interests. During the past three years, none of the MMI Nominees or any members of their immediate family have been a party to any transaction or other relationship with the Company or any of its affiliates. In addition, none of such persons have been indebted to the Company during that time.

REASONS FOR THE NOMINATION OF THE MMI NOMINEES

         ALL MMI NOMINEES ARE COMMITTED TO MAXIMIZING SIMPSON SHAREHOLDER VALUE THROUGH THE SOLICITATION OF OFFERS, BY AN INDEPENDENT INVESTMENT BANK, FOR THE SALE OF SIMPSON, AT AN ATTRACTIVE PRICE.

         As discussed more fully elsewhere in this Proxy Statement, we have come to believe that even if the Shareholder Value Proposal were adopted by Simpson's shareholders, there is a material risk that it will not be given appropriate consideration by the Board and management, absent the presence of persons on the Board open to it and other means of enhancing shareholder value. Despite our repeated inquiries as to what action, if any, management and the Board would take in the event of the passage of our Shareholder Value Proposal, we have received no response. We have concluded that, in order to ensure that the Board and management of Simpson consider the Shareholder Value Proposal and all other available options regarding the creation of value for Simpson shareholders, the active participation in the management of Simpson by persons, like the MMI Nominees, specifically committed to such goals is necessary to protect the interests of all Simpson shareholders. Further , the MMI Nominees, through their backgrounds in business, government, and investment banking, will bring a substantial and relevant body of business experience to the Board. Accordingly, we believe it is in the best interests of all Simpson shareholders to support the election of the MMI Nominees to the Board.

                                      * * *

         When you return the MMI Investments proxy card you will be voting for the MMI Nominees and four of the Company's seven nominees proposed to serve as directors. Since MMI Investments has only nominated three individuals for the seven available Board seats, if the MMI Nominees are elected, four of the nominees proposed by the Company who receive the highest number of votes will also be elected. MMI Investments intends to use the proxy solicited hereby to vote for four of the Company's nominees who will be identified in a revised proxy statement once the Company announces its complete slate of nominees.

         Election of nominees as directors of Simpson requires the affirmative vote of a plurality of the votes cast on the matter at the Annual Meeting, assuming a quorum is present or otherwise represented at the Annual Meeting. "Plurality" means that the nominees who receive the largest number of votes cast will be elected as directors. Consequently, only shares of Common Stock that are voted in favor of a particular nominee will be counted toward such nominee's attaining a plurality of votes. Shares present at the meeting that are not voted for a particular nominee (including broker non-votes) and shares present by proxy where the shareholder properly withheld authority to vote for such nominee will not be counted toward such nominee's attainment of a plurality. Your vote is important regardless of the number of shares you own.

         MMI INVESTMENTS BELIEVES THAT IT IS IN YOUR BEST INTEREST TO ELECT THE MMI NOMINEES AT THE 2000 ANNUAL MEETING, AND STRONGLY RECOMMENDS A VOTE FOR THE ELECTION OF THE MMI NOMINEES.

         MMI INVESTMENTS IS NOT CURRENTLY ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY AT THIS TIME.

                         OUR SHAREHOLDER VALUE PROPOSAL

         We intend to present the following proposal at the 2000 Annual Meeting:

                  RESOLVED, that the shareholders of Simpson Industries, Inc. (the "Company") request that the Board of Directors seek the sale of the Company to a third party through a competitive auction process to be conducted by a recognized investment banking firm.


         Consistent with state law and the proxy rules, this proposal is merely a recommendation to the Board and its passage cannot compel action. However, a substantial shareholder vote in favor should, in our opinion, be regarded as a persuasive instruction to the Board to conduct an auction of the Company.

         MMI INVESTMENTS IS NOT CURRENTLY ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY AT THIS TIME. WE DO ENCOURAGE YOU, HOWEVER, TO MAKE YOUR VIEWS ON THIS IMPORTANT MATTER KNOWN TO SIMPSON'S SENIOR MANAGEMENT AND ITS BOARD OF DIRECTORS. VOICE YOUR SUPPORT OF OUR SHAREHOLDER VALUE PROPOSAL BY EITHER WRITING, CALLING OR FAXING SIMPSON'S CHAIRMAN AND CEO, ROY E. PARROTT, AND THE OTHER MEMBERS OF SIMPSON'S BOARD. SIMPSON'S ADDRESS IS 47603 HALYARD DRIVE, PLYMOUTH, MICHIGAN 48170-2429, ITS TELEPHONE NUMBER IS (734) 207-6200 AND ITS FAX NUMBER IS (734) 207-6500. LET THEM KNOW THAT YOU WANT THEM TO TAKE ACTION TO ENHANCE THE VALUE OF YOUR INVESTMENT IN SIMPSON.

                                VOTING PROCEDURES

         The shares of Common Stock are the only shares of capital stock of Simpson entitled to notice of, and to vote at, the 2000 Annual Meeting. Every holder of shares of Common Stock is entitled to one (1) vote for each Common Share held. In accordance with Simpson's By-laws, at the 2000 Annual Meeting, the holders of a majority of the shares of Common Stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall be required for the purpose of a quorum. For the Shareholder Value Proposal to be adopted at the 2000 Annual Meeting if a quorum is present, it will be necessary that the Shareholder Value Proposal receive more votes favoring the Shareholder Value Proposal than votes are cast opposing the Shareholder Value Proposal. For the election of directors, nominees receiving a plurality of the votes cast at the 2000 Annual Meeting in person or by proxy will be elected as directors. "Plurality" means that the nominees who receive the largest number of votes cast will be elected as directors. Shares not voted will have no effect on the election of directors.

         Abstentions and broker non-votes are not votes cast and, therefore, will not be counted in determining voting results and will have no effect on the Shareholder Value Proposal or the election of directors, although abstentions and broker non-votes will be counted in the determination of a quorum. Inspectors of election that are appointed by the Board or, if no such appointment is made, by the presiding officer of Simpson at the 2000 Annual Meeting, will tabulate the votes cast.

         Only holders of record as of the close of business on the record date (to be set by Simpson) will be entitled to vote. If you are a shareholder of record on the record date, you will retain your voting rights for the 2000 Annual Meeting even if you sell such shares after the record date. Accordingly, it is important that you vote the shares you own on the record date or grant a proxy to vote such shares, even if you sell such shares after the record date.

         If any of your shares of Common Stock are held in the name of a brokerage firm or bank, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account concerning the voting of your shares.

         You will not be eligible to vote at the 2000 Annual Meeting for the MMI Nominees or the Shareholder Value Proposal unless you have provided a proxy or are present in person. If you sign and return a proxy and change your mind, you can always revoke the proxy by sending new written instructions, with a later date, or by attending the meeting and voting in person. Shares represented by a validly signed proxy returned to MMI Investments where no specification has been made with respect to the election of directors or the Shareholder Value Proposal will be voted for the MMI Nominees and for the Shareholder Value Proposal.

         IMPORTANT: MMI INVESTMENTS IS NOT CURRENTLY ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

                             SOLICITATION OF PROXIES

         In connection with our solicitation of proxies for use at the 2000 Annual Meeting, such proxies may be solicited by mail, courier service, advertisement, telephone, telecopier or other electronic means, and in person. Solicitations may be made by our partners, managers, officers and other employees, none of whom will receive additional compensation for such solicitations. We may request banks, brokerage firms, and other custodians, nominees, and fiduciaries to forward all of the solicitation materials to the beneficial owners of the shares they hold of record. We will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

         We have retained D.F. King & Co., Inc. ("D.F. King") for solicitation and advisory services in connection with the solicitation of
proxies at an estimated fee of $[      ], together with reimbursement for its
reasonable out-of-pocket expenses. We have also agreed to indemnify D.F. King against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. D.F. King has informed us that it would employ up to approximately [ ] persons to solicit proxies for use at the 2000 Annual Meeting.

         We will pay all expenses associated with any solicitation of proxies by us in connection with the 2000 Annual Meeting. We do not intend to seek reimbursement for such expenses from Simpson or any other party or parties. We estimate that the costs incidental to our solicitation of proxies, including expenditures for advertising, printing, postage, legal and related
expenses would be approximately $[      ]. Total costs incurred to the date
of this Proxy Statement by us have been approximately $[      ].

                        CERTAIN INFORMATION ABOUT SIMPSON

         Simpson is a Michigan corporation with its principal executive office located at 47603 Halyard Drive, Plymouth Michigan 48170-2429. The telephone number of Simpson is (734) 207-6200.

         Simpson is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the SEC. Reports, registration statements, proxy statements, and other information filed by Simpson with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's Regional Offices, Judiciary Plaza, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Room 1024, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Documents filed electronically by Simpson are also available at the SEC's Web site (http://www.sec.gov).

         Schedule II sets forth certain information obtained from documents filed with the SEC with respect to Simpson concerning the ownership of shares of Common Stock by directors and executive officers of Simpson and by other persons who own more than five percent of the outstanding shares of Common Stock.

                SHAREHOLDER PROPOSALS FOR THE 2000 ANNUAL MEETING

         Simpson's Notice of Annual Meeting and Proxy Statement relating to its 1999 Annual Meeting of Shareholders indicates that any shareholder proposal to be considered for inclusion in the proxy statement to be distributed by Simpson in connection with the 2000 Annual Meeting must have been received by Simpson not later than November 12, 1999.

                   INFORMATION CONCERNING MMI INVESTMENTS AND
                     OTHER PARTICIPANTS IN THE SOLICITATION

         Information concerning MMI Investments, MCM Management, LLC, Millbrook Capital Management, Inc., John S. Dyson, Clay B. Lifflander, Alan
L. Rivera, Robert B. Kay and Jerome Lande, who are "participants" in the solicitation contemplated by this Proxy Statement, as defined in the proxy rules promulgated by the SEC under the Exchange Act, is set forth below and on Schedule I hereto.

         MMI Investments is a Delaware limited partnership formed for the purpose of investing in publicly traded securities that we believe are substantially undervalued. MCM Management, LLC ("MCM"), a Delaware limited liability company, is our general partner and its principal business is managing investments in publicly traded securities and in private companies. Millbrook Capital Management, Inc., a New York corporation ("Millbrook") and the manager of MMI Investments, provides management services to MMI Investments. Millbrook is also the manager of MMI Investments, L.L.C. ("MMI LLC"), a Delaware limited liability company that invests in publicly traded securities. All of the participants who are individuals (except Mr. Lande) are limited partners of MMI Investments and members of MCM. All of the participants who are individuals are currently employed by Millbrook in various capacities. Each such person's employment by Millbrook represents such person's principal occupation or employment. The principal business address of each participant is RR1, Box 167D, Wing Road, Millbrook, New York 12545.

         If you wish to communicate with MMI Investments concerning Simpson and the matters discussed in this Proxy Statement, executives of MCM Management can be reached at 212.586.4333. Set forth in Schedule I hereto is certain information relating to (i) the beneficial ownership of securities of Simpson by MMI Investments and the other participants in the solicitation contemplated by this Proxy Statement and (ii) certain transactions in such securities by such persons.

         The following persons may communicate with shareholders of Simpson in the manner contemplated by this Proxy Statement on behalf of MMI
Investments: John S. Dyson, Clay B. Lifflander, Alan Rivera and Jerome Lande.

         MMI LLC has conducted two previous proxy solicitations in an attempt to increase shareholder value. In 1997, MMI LLC conducted a proxy contest seeking to have three of its nominees elected to the Board of Directors of The Eastern Company ("Eastern"), a manufacturer of locks and other specialty industrial hardware. MMI LLC's nominees were publicly committed to enhancing value for shareholders of Eastern through the solicitation of offers by an independent investment bank for the sale of Eastern at an attractive price, or in the absence of such an offer, the implementation of other strategies aimed at enhancing shareholders' returns. MMI LLC began such contest after the rejection by Eastern of a cash merger proposal made by Millbrook on behalf of one of Millbrook's portfolio investment companies, which proposal represented a 29% premium over Eastern's average closing stock price for the thirty trading days preceding such proposal. At Eastern's 1997 Annual Meeting, Eastern's incumbent directors were reelected. However, within one month of such Annual Meeting, the Board of Directors of Eastern replaced Eastern's Chief Executive Officer with an individual whose views concerning Eastern's business strategy were in our opinion largely consistent with those of MMI LLC. MMI LLC acquired its Eastern shares between February and September 1996 for an average price of $12.24 per share. It sold its shares in April 1998 for an average price of $25.88 per share.

         On October 30, 1998, MMI LLC submitted a shareholder proposal similar to the Shareholder Value Proposal to Excel Industries, Inc. ("Excel"), a manufacturer of window, door and seating systems, RV appliances, and complex injection-molded parts for automotive, bus, heavy truck and recreational vehicle manufacturers. On November 18, 1998, Excel issued a press release announcing that it had engaged Morgan Stanley Dean Witter & Co. as its financial advisor to consider strategic alternatives to benefit Excel and enhance shareholder value. MMI LLC filed on November 30, 1998 a proxy statement with the Securities and Exchange Commission in support of its shareholder proposal and in order to allow it to more freely communicate with Excel's other shareholders concerning Excel's process of considering strategic alternatives. Representatives of MMI LLC thereafter began discussions with Excel's management and investment bankers, industry analysts and other Excel shareholders, to attempt to ensure all strategic alternatives available to Excel be fully considered by it, including the sale of Excel. This effort culminated in the announcement on January 19, 1999 that Excel had agreed to be acquired by Dura Automotive Systems Inc. at $25.50 per share, a significant premium over Excel's prior trading prices. This acquisition closed in March 1999. MMI LLC acquired its Excel shares between June 1997 and October 1998 at an average price of $14.11 per share.

         There can be no assurance as to what the result of the current Shareholder Value Proposal for Simpson will be.

         None of MMI Investments, the other participants in the solicitation contemplated by this Proxy Statement or their associates have any arrangement or understanding with any person with respect to future employment by the Company or its affiliates or with respect to any future transactions to which the Company or its affiliates may be a party. In addition, during the past three years, none of the MMI Nominees or any members of their immediate family have been a party to any transaction or other relationship with the Company or any of its affiliates. In addition, none of such persons have been indebted to the Company during that time.

                             ADDITIONAL INFORMATION

         MMI Investments assumes no responsibility for the accuracy or completeness of any information contained herein which is based on, or incorporated by reference to, filings of Simpson with the SEC.

         Questions, or requests for additional copies of this Proxy Statement, should be directed to:

                              D.F. KING & CO., INC.
                                 77 WATER STREET
                               NEW YORK, NY 10005

                                 CALL TOLL FREE:
                                 1-888-242-8149

                                   SCHEDULE I

       COMMON SHARES BENEFICIALLY OWNED BY MMI INVESTMENTS II-A, L.P. AND
                      MCM MANAGEMENT, LLC AND OTHER PERSONS



                                   SCHEDULE OF
                PURCHASES OF COMMON STOCK OF THE SIMPSON COMPANY
                          BY MMI INVESTMENTS II-A, L.P.


DATE                                              NO. OF SHARES                  PRICE PER SHARE
----                                              -------------                  ---------------
5/18/99                                                1,000                           9.75
6/22/99                                                1,000                          10.03
7/29/99                                                1,000                          12.06
7/30/99                                               10,000                          11.94
8/3/99                                                 6,600                          11.92
8/4/99                                                10,000                          11.94
8/5/99                                                 7,600                          11.92
8/6/99                                                 5,000                          11.81
8/9/99                                                 5,000                          11.69
8/10/99                                               18,000                          11.77
8/11/99                                                1,000                          11.94
8/12/99                                               10,000                          11.88
8/13/99                                               10,000                          11.81
8/16/99                                                5,000                          11.65
8/17/99                                               11,000                          11.75
8/18/99                                               12,000                          11.82
8/19/99                                              105,000                          11.95
8/20/99                                                5,000                          12.25
8/23/99                                                2,000                          12.25
8/24/99                                                3,000                          12.25
8/25/99                                                3,500                          12.41
8/26/99                                               11,000                          12.42
8/27/99                                                8,500                          12.39
8/30/99                                               32,000                          12.44
8/31/99                                               21,000                          12.44
9/1/99                                                20,000                          12.44
9/9/99                                                 1,500                          12.06
9/13/99                                               75,000                          12.13
9/17/99                                                5,000                          11.94
9/20/99                                               63,000                          12.00
9/20/99                                                5,000                          11.94
9/21/99                                                1,000                          11.50
9/22/99                                                3,000                          11.25
9/23/99                                               16,600                          11.25
9/24/99                                                5,000                          11.88
10/4/99                                               10,000                          11.63
10/6/99                                                5,200                          11.19
10/7/99                                                6,000                          11.31
10/13/99                                               3,600                          10.90
10/14/99                                              10,000                          10.88


DATE                                              NO. OF SHARES                  PRICE PER SHARE
----                                              -------------                  ---------------
10/15/99                                              40,300                          11.05
10/18/99                                              35,000                          10.93
10/21/99                                               5,000                          10.19
10/22/99                                              17,400                          10.45
10/25/99                                               7,500                           9.81
10/26/99                                              29,300                          10.15
10/28/99                                               3,300                          10.25
10/29/99                                              12,000                          10.46
11/1/99                                               11,300                          10.36
11/2/99                                                3,800                          10.59
12/10/99                                               9,000                          11.54
12/14/99                                              19,300                          11.70
12/15/99                                              15,000                          11.71
12/16/99                                               2,600                          11.71
12/17/99                                              17,500                          11.75
12/20/99                                              25,000                          11.75
12/22/99                                              11,600                          11.69
12/29/99                                               7,100                          10.50
                                                    --------
                                                     807,100

         Based on 18,008,728 shares of Common Stock outstanding as of October 31, 1999 (as reported in Simpson's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999), the 807,100 shares of Common Stock owned by MMI Investments represents 4.5% of the outstanding Common Stock. MMI Investments owns all 807,100 shares directly and owns 1,000 of such shares of record.

         By virtue of being the general partner of MMI Investments, MCM Management may be deemed to be the beneficial owner of the 807,100 shares (or approximately 4.5%) of Common Stock of Simpson owned by MMI Investments. Except for the shares of Common Stock owned by MMI Investments, none of MCM Management, Millbrook, John S. Dyson, Clay B. Lifflander, Alan L. Rivera, Robert B. Kay or Jerome Lande beneficially own any Common Stock of Simpson. Except as set forth in this Proxy Statement, to the knowledge of MMI Investments, none of MMI Investments or any other participant is, or was within the past year, a party to any contract, arrangement or understanding with any other person with respect to any securities of Simpson.

         In connection with the above-referenced transactions, MMI Investments used (i) available cash and (ii) the proceeds of approximately $6.1 million principal amount of margin loans to make these purchases. These margin loans were obtained from one broker under customary terms and
conditions. Approximately $[      ] principal amount of such margin loans
remain outstanding as of the date of this Proxy Statement.

                                   SCHEDULE II

                  BENEFICIAL OWNERSHIP OF SIMPSON COMMON SHARES


         The following information is derived from publicly available information on file with the SEC, and sets forth (i) the number of shares of Common Stock beneficially owned, as of March 1, 1999, by the directors and executive officers of Simpson Industries, Inc., as reported in Simpson's 1999 Proxy Statement, and (ii) the number of shares of Common Stock beneficially owned by persons known to MMI Investments to beneficially own 5% or more of the outstanding shares of Common Stock:


                                                                               NUMBER OF SHARES            PERCENT
                 NAME OF BENEFICIAL OWNER                                    BENEFICIALLY OWNED(1)         OF CLASS
                 ------------------------                                    ------------------            --------
Dimensional Fund Advisors, Inc....................................            1,188,625 shares (2)           6.5%
    1299 Ocean Avenue
    Santa Monica, CA  90401
Roy E. Parrott ...................................................              194,037                      1.1
Walter J. Kirchberger ............................................               90,432                      0.5
F. Lee Weaver ....................................................               84,420(3)                   0.5
James A. Hug .....................................................               71,438                      0.4
George G. Gilbert ................................................               66,146                      0.4
Frank K. Zinn ....................................................               59,061(4)                   0.3
Robert W. Navarre ................................................               31,562                      0.2
George R. Kempton ................................................               30,813(5)                   0.2
Vinod M. Khilnani ................................................               24,669                      0.1
James B. Painter .................................................               22,707                      0.1
George A. Thomas .................................................               19,898(6)                   0.1
Ronald L. Roudebush ..............................................               19,000                      0.1
Jeoffrey A. Burris ...............................................               17,361                      0.1
Susan F. Haka ....................................................                7,020                     --.--
Michael E. Batten.................................................                7,000                     --.--
All present directors and executive
  officers........................................................              743,564 shares               4.0%

(1) Includes shares beneficially held for certain executive officers and directors under the Simpson Industries, Inc. Savings Plan and also includes 296,924 shares of Common Stock certain executive officers and directors may acquire within 60 days after March 1, 1999 pursuant to the exercise of stock options under the Company's long-term incentive plans.

(2) Sole voting power - 1,188,625 shares (6.5%); sole investment power - 1,188,625 shares (6.5%); as reported in the Schedule 13G, dated February 11, 1999, received by the Company from Dimensional Fund Advisors, Inc. ("Dimensional"). Dimensional, a registered investment advisor, is deemed to have beneficial ownership of 1,188,625 shares of the Company's common stock as of December 31, 1998, all of which shares are held by certain registered investment companies or certain other investment vehicles. Dimensional serves as investment advisor or manager to all such investment companies and investment vehicles. Dimensional disclaims beneficial ownership of all such shares.

(3) Includes 55,917 shares owned by Prudence B. Weaver, Mr. Weaver's wife, for her own benefit.
(4)   Includes 43,311 shares owned jointly by Mr. Zinn and Ruth A. Zinn, his wife.
(5) Includes 20,463 shares owned jointly by Mr. Kempton and Joyce H. Kempton, his wife.
(6) Includes 9,898 shares owned jointly by Mr. Thomas and Carolyn C. Thomas, his wife.
------------------------

         Although MMI Investments does not have any information that would indicate that any information contained in this Schedule II, which has been taken from documents on file with the SEC, is inaccurate or incomplete, MMI Investments assumes no responsibility for the accuracy or completeness of such information.

                                   APPENDIX A

                                   [MCM LOGO]

                        MILLBROOK CAPITAL MANAGEMENT INC.


September 28, 1999


Mr. Roy E. Parrott
Chairman and Chief Executive Officer
Simpson Industries Inc.
47603 Halyard Drive
Plymouth, MI 48170


Dear Mr. Parrott:

         It was a pleasure speaking with you last Friday, the 24th of September. As you are aware, it is our wish, as a significant shareholder of Simpson Industries Inc. (the "Company"), to meet with you in order to discuss management's strategic plan for the growth of the Company and the realization of greater shareholder value.

         We are sorry to hear that your schedule precludes meeting before November. However, we are delighted to accept your invitation to meet during the first week of November at your offices in Plymouth. We propose to meet Tuesday, November 2nd at 11 AM. Attending on behalf of MCM Management LLC ("MCM"), the manager of MMI Investments II-A, L.P. and holder of 500,300 shares of the Company in "street name," will be MCM's President, Clay Lifflander, and myself.

         We greatly look forward to this opportunity to introduce ourselves and to hear management's perspectives on the growth and improvement of the Company's performance. We understand the strain placed on your schedule by the flood conditions in North Carolina, however if you should find that you are able to fit us in sooner, please let us know.

         By way of further introduction I have included with this letter a copy of MCM's brochure. I thank you in advance for your time and look forward to meeting in person.

                                            Sincerely,

                                            /s/ Jerome Lande

                                            Jerome Lande



Enclosure

Carnegie Hall Tower
152 West 57th Street
New York, NY 10019
(212) 586-4333
Fax:  (212) 586-0340

Wing Road
RR 1, Box 167D
Millbrook, NY 12545
(914) 677-8383
Fax:  (914) 677-6186

Simpson Industries, Inc.
47603 Halyard Drive
Plymouth, MI  48170-2429
734/207-6200  Fax:  734/207-6570

October 26, 1999

CONFIDENTIAL

Mr. Jerome Lande
Millbrook Capital Management, Inc.
Carnegie Hall Tower
152 West 57th Street
New York, NY  10019


Dear Mr. Lande,

Thank you for your letter of September 28, 1999 and related introductory materials. A review of these materials, and additional information we have assembled concerning MCM, suggests to us that the purpose of your request to meet with our management may be quite different than we had assumed when we last spoke. While we have a long-standing policy of openness with our shareholders - big and small, institutional and individual - we also have a policy of not meeting with people when their purpose or motivation is unclear. We find ourselves in that position as it relates to MCM.

The MCM brochure that you sent to us touts the expertise of MCM in private equity investments and acquisitions. If your are interested in acquiring Simpson Industries, Inc., we suggest that you present a proposal for consideration by our Board of Directors. We have no interest in meeting with you in advance of any such proposal; and we do not believe, after consultation with our advisors, that such a meeting would be appropriate.

The other information we have assembled indicates that MCM has a history of submitting shareholder proposals for inclusion in companies' proxy materials. If your interest in a meeting is to garner text for the statement supporting a shareholder proposal, as appears to have been the case in other instances, we likewise have no interest in meeting with you. Rather, if you choose to submit a proposalit will be considered by us in the ordinary course, pursuant to applicable proxy regulations.

We regret, therefore, that we must postpone our previously scheduled November 2, 1999 meeting. We will be happy to arrange another date and time once you have clarified your purposes for requesting a meeting and, in that regard, we ask that you clarify your position, in writing, as to whether you intend to submit an acquisition or similar proposal relating to Simpson, and whether you intend to participate in the proxy process relating to Simpson's 2000 Annual Meeting of Shareholders. To be clear, we are always open to constructive and well-meaning suggestions concerning the future of Simpson that are motivated by the best interests of all our shareholders, and we welcomeMCM's submission of any suggestions it may have. We simply require a clear understanding ofMCM's agenda in order to be able to assess whether a meeting is appropriate.

                                            Very truly yours,

                                            /s/Roy E. Parrott

                                            Roy E. Parrott
                                            Chairman and Chief Executive Officer

REP/jag

                                   [MCM LOGO]

                        MILLBROOK CAPITAL MANAGEMENT INC.


October 27, 1999

Mr. Roy E. Parrott
Simpson Industries, Inc.
47603 Halyard Drive
Plymouth, Michigan 48170-2429


Dear Mr. Parrott:

         I am in receipt of your letter to Jerome Lande of October 26, 1999 in which you cancel our appointment for November 2nd, 1999. I cannot express strongly enough our surprise and disappointment at this reaction. Let me attempt to respond to your various concerns as you outlined them in your letter.

         MCM does not now, nor will we in the foreseeable future, have any interest whatsoever in acquiring Simpson Industries, Inc. ("Simpson" or the "Company").

         Regarding your concerns about MCM's participation at the 2000 annual meeting, I am equally confused and concerned. MCM actively manages investments in over 60 public companies and meets with the management of any number of these companies regularly without participating in their proxy process. Clearly any meeting with management is a source of great insight into the operation and strategic plan of a company and its management capabilities (as it would be with Simpson). Yet your refusal to meet if such information were to be used in a shareholder proposal incorrectly presupposes that a) MCM meetings with management typically lead to a shareholder proposal, and b) the submission of ANY shareholder proposal is a hostile act to management. This attitude demonstrates a striking disregard for shareholder democracy and Simpson's public ownership.

         We had assumed that you understand that management has an obligation to the ownership of its company to articulate its business outlook, management philosophy and strategic plan for the continued creation of shareholder value. This is the nature of the management of a public company and is our motivation for the November 2nd meeting. Your request for a forfeiture of our rights as shareholders in exchange for such a meeting is unreasonable and unjustifiable. Your investor relations strategy seems to suggest that you would only like to meet with those investors who are sure to agree with management's perspective. We find this troubling indeed.

         It is our belief that your letter of October 26th and your refusal to meet with us may be the result of poor and premature advice of counsel. You are probably correct if you believe that you are not obligated by law to attend this meeting. You are incorrect if you believe that you are not compelled by the nature of your office to attend this meeting.

         In closing let me say that we are still eager to have the opportunity to meet in person and participate in a frank and honest discussion. We would be pleased to find that you are also interested in such a discussion about the operations and strategy of Simpson. Please inform Jerome Lande no later than close of business tomorrow, October 28, 1999 whether or not you are breaking our appointment to meet at 11am, November 2nd,1999 as we have already gone to considerable time and expense to make the necessary travel arrangements. Please remember that this date was agreed upon after your request that we defer this meeting from our original requested date in early October. As such, further postponement on your part is equivalent to a refusal to meet.

                                            Respectfully,

                                            /s/ Clay Lifflander

                                            Clay Lifflander

Carnegie Hall Tower
152 West 57th Street
New York, NY  10019
(212) 586-4333
Fax:  (212) 586-0340

Wing Road
RR 1, Box 167D
Millbrook, NY  12545
(914) 677-8383
Fax: (914) 677-6186

Simpson Industries, Inc.
47603 Halyard Drive
Plymouth, MI  48170-2429
734/207-6200  Fax:  734/207-6570


October 29 1999


VIA FACSIMILE
212/586-0340


Mr. Clay Lifflander
Millbrook Capital Management, Inc.
Carnegie Hall Tower
152 West 57th Street
New York, NY  10019


Dear Mr. LiffLander:

I have your letter of October 27, 1999, which clarifies your purpose and motivation for requesting a meeting. We now understand that you are not interested in presenting an acquisition proposal, but are principally interested in us articulating our business outlook, philosophy and strategic plans; something we do with our shareholders on a regular basis.

We would suggest a meeting when we are next in New York. In fact, we will be in New York the week of December 6 to meet with analysts and institutional investors. We are currently firming up our plans and would be available to meet with you at your offices on either December 6, 7 or 8. Please advise at your earliest opportunity which of these days is preferable.

                                            Very truly yours,

                                            /s/Roy E. Parrott

                                            Roy E. Parrott
                                            Chairman and Chief Executive Officer


REP/lmc

cc:      Jerome Lande

                                   [MCM LOGO]

                        MILLBROOK CAPITAL MANAGEMENT INC.

November 2, 1999

VIA FEDERAL EXPRESS AND FACSIMILE

Roy E. Parrott
Chairman and Chief Executive officer
Simpson Industries, Inc.
47603 Halyard Drive
Plymouth, Michigan 48170-2429


Dear Mr. Parrott:

         We are very disappointed by your decision to cancel our visit to Simpson Industries, Inc. (the "Company") to discuss the Company's operations and strategic plan for the creation of shareholder value. Your pattern of avoidance now includes two attempts at postponement and one cancellation of your agreement to meet. Therefore, we can only conclude that you do not have a plausible plan for the creation of shareholder value.

         Accordingly, we are extremely concerned about the shareholders' interests. Therefore we are submitting the enclosed shareholder proposal for the creation of greater shareholder value through the sale of the Company.

         On behalf of MMI Investments II-A, L.P. ("MMI Investments"), we hereby notify Simpson Industries, Inc. that MMI Investments intends to present the enclosed shareholder proposal (the "Proposal") at the Company's 2000 annual meeting of shareholders (the "Annual Meeting").

         The Proposal requests that the Board of Directors of the Company seek the prompt sale of the Company to a third party on terms that will maximize shareholder value through a competitive auction process to be conducted by a recognized investment banking firm.

         MMI Investments is the beneficial owner of 700,000 shares of the Company's common stock; 699,000 shares held in "street" name and 1,000 shares held in "record" name. The General Partner of MMI Investments is MCM Management, LLC.

         MMI Investments, as a significant shareholder of the Company, is requesting that the Company include the Proposal in the Company's proxy statement. To that end, the Proposal meets the length and format requirements of SEC Rule 14a-8. Please let us know promptly how the Company wishes to proceed with respect to the Proposal.

         We are still willing to meet in order to hear management's perspective on the future operations and strategic plan of the Company. Please contact us regarding your pre-arranged trip to the East Coast in order that we may secure an appointment. If management does have an attractive plan for value creation for all Simpson shareholders, we would reconsider our position.

                                    Sincerely,


                                    MMI Investments II-A, L.P.

                                    By:  MCM Management, LLC as General Partner

                                    By:  /s/ CLAY B. LIFFLANDER
                                         -------------------------------------
                                             Clay B. Lifflander
                                             Member and President


Enclosure

Carnegie Hall Tower
152 West 57th Street
New York, NY 10019
(212) 586-4333
Fax:  (212) 586-0340

Wing Road
RR 1, Box 167D
Millbrook, NY 12545
(914) 677-8383
Fax:  (914) 677-6186

                             SHAREHOLDER RESOLUTION

         RESOLVED, that the shareholders of Simpson Industries, Inc. (the "Company") request that the Board of Directors seek the sale of the Company to a third party through a competitive auction process to be conducted by a recognized investment banking firm.

                              SUPPORTING STATEMENT

         We believe that the value that can be achieved for the Company's shareholders through the sale of the Company is significantly greater than the value that can be achieved by remaining an independent company under existing management.

         Three reasons dictate the sale of our company:

         SHAREHOLDER RETURNS. During the longest bull market of the century, the Company has for long periods delivered NEGATIVE returns on shareholders' investments. The market price of the common stock on November 1, 1999 (the day prior to this proposal's submission) was $10 5/16, a 34.2% decline from its peak of the last six years. During the same period, the S&P 500 increased 186.1%. Had the Company matched the S&P 500, its shares would be worth over $44 3/4 today.

         COMPANY PERFORMANCE. The Company's performance lags that of its industry group in several areas. For instance, the Company's gross margin is below industry averages (10.4% vs. 20.2% for the industry over the last twelve months.) Furthermore, the Company has not grown its business as fast as its peer group, producing 8.5% revenue growth for the last twelve months, versus 17.9% for the industry. Most successful companies in the auto parts industry have shown that the best way to improve performance is through aggressive growth and the economies of scale which accompany increased size. Despite this, the Company has not completed a significant acquisition within the last two and a half years.

         MARKET POSITION. In our opinion, the Company cannot compete successfully with less than a 1% share of the rapidly consolidating vehicle parts market. Smaller producers in this industry are increasingly squeezed by customers, who bring severe pressure to bear on pricing and margins. As a result, the industry is dominated by larger companies with better performance and greater financial resources.

         We believe that the Company's operations are extremely attractive to strategic acquirers. Furthermore, we believe that given the Company's recent history and the multiples currently being paid for similar companies in this industry, the price an acquirer will pay for these operations will far exceed the Company's value in the marketplace during the foreseeable future. Therefore, a competitive auction for the Company presents an opportunity to maximize shareholder value and protect the future of the Company's businesses.

         Consistent with state law and proxy rules, this proposal is a recommendation to the Board and its passage cannot compel action. However, a substantial shareholder vote in favor of this proposal should be regarded as a mandate to the Board to conduct an auction of the Company. A proxy card returned without voting instructions or marked "abstain" may be counted against this proposal. Do not let this happen.

         SEND A STRONG MESSAGE TO MANAGEMENT AND THE BOARD. PLEASE VOTE "FOR" THIS RESOLUTION.

                            SIMPSON INDUSTRIES, INC.
                               47603 HALYARD DRIVE
                          PLYMOUTH, MICHIGAN 48170-2429
                                 (734) 207-6200

                                November 12, 1999



Mr. Clay B. Lifflander                                      VIA FEDERAL EXPRESS
Millbrook Capital Management Inc.
Carnegie Hall Tower
152 West 57th Street
New York, NY  10019


Dear Mr. Lifflander:

         This will acknowledge receipt of the shareholder proposal of MMI Investments II-A, L.P. and your transmittal letter dated November 2, 1999 requesting that it be included in the Company's proxy statement under SEC Rule 14a-8.

         Based on the information you provided, we have determined that MMI Investments II-A, L.P. did not become a holder of record until October 1999. Accordingly, we are unable to verify that you have met the eligibility requirements for submitting a proposal, including continuously holding securities for at least one year, as required by the Rule.

         If you disagree with our determination, please provide us with the written evidence required under Rule 14a-8(b) within 14 days from your receipt of this notification.

                                            Very truly yours,

                                            SIMPSON INDUSTRIES, INC.


                                            /s/ Frank K. Zinn
                                            Frank K. Zinn
                                            Secretary and General Counsel



cc:  Mr. Roy E. Parrott

                                   [MCM LOGO]

                        MILLBROOK CAPITAL MANAGEMENT INC.

November 15, 1999

Via Federal Express and Facsimile: (734) 207-6570

Mr. Roy E. Parrott
Chairman and Chief Executive Officer
Simpson Industries, Inc.
47603 Halyard Drive
Plymouth, Michigan 481710-2429

Dear Mr. Parrott:

         I am in receipt of a letter from Frank K. Zinn requesting information regarding the ownership by MMI Investments II-A, L.P. ("MMI II") of shares of common stock of Simpson Industries (the "Company" or "Simpson"). MMI II holds 700,000 shares of Simpson, 699,000 in "street" name and 1,000 shares in "record" name. MMI II has owned at least $2,000 in market value of the Company's common stock since May of this year. MMI II intends to continue to hold shares of the Company through the date of the 2000 Annual Meeting of Shareholders.

         Based upon the Company's currently depressed market valuation, the issues affecting the Company's performance, and the rapid consolidation occurring in the vehicle parts supplier industry, we believe that the Company should include MMI II's shareholder proposal in its proxy materials for the 2000 Annual Meeting of Shareholders. It is our opinion that the company is obligated by the principles and responsibilities of public market ownership not to stifle shareholder concerns, especially as they relate to the protection and advancement of the interests of Simpson's owners.

         While Rule 14a-8 under the Securities Exchange Act of 1934 does not REQUIRE the Company to include MMI II's shareholder proposal in its proxy materials, the Company is certainly permitted to do so. Furthermore, MMI II is prepared to pay the reasonable additional costs, if any, associated with printing and distributing the additional text in the Company's proxy materials. If MMI II's shareholder proposal is not included, it will be a result of management's decision to REJECT it.

         As you will recall, in your letter of October 29, 1999 you had offered us a meeting during your upcoming trip to New York City in early December. We accepted your offer in our letter of November 2nd and have kept our schedules flexible on the days you suggested (December 6th-8th) in anticipation of our meeting. We are still awaiting your response regarding a specific time and location for this meeting. We remain eager (as we were for each of our since-cancelled appointments) to participate in a constructive dialogue with management regarding the maximization of value for shareholders. Such a meeting would be essential to us as we decide the extent of our participation in the proxy process.

Carnegie Hall Tower                                   Wing Road
152 West 57th Street                                  RR 1, Box 167D
New York, NY 10019                                    Millbrook, NY 12545
(212) 586-4333                                        (914) 677-8383
Fax: (212) 586-0340                                   Fax: (914) 677-6186

         Please let us know by close of business this Friday, November 19, 1999, your decisions regarding both the inclusion of MMI II's shareholder proposal in the Company's proxy materials and our proposed meeting in New York City in early December. We look forward to your response.

                                     Sincerely,


                                     MMI Investment II-A, L.P.

                                     By: MCM Management, LLC as General Partner


                                     By:  /s/ CLAY B. LIFFLANDER
                                          ------------------------------------
                                          Clay B. Lifflander
                                          Member and President



cc:  Frank K. Zinn, Secretary and General Counsel
     Simpson Industries, Inc.

SIMPSON INDUSTRIES, INC.
Roy E. Parrott, Chairman and Chief Executive Officer
47603 Halyard Drive
Plymouth, Michigan  48170-2429
734/207-6200  Fax:  734/207-6570


November 22, 1999


Mr. Clay B. Lifflander
Millbrook Capital Management, Inc.
Carnegie Hall Tower
152 West 57th Street
New York, NY  10019


Dear Mr. Lifflander:

Thank you for your letter of November 15, 1999 confirming that you have owned Simpson shares for only a few months. We will make a determination very shortly as to whether to include your proposal in our proxy materials and will promptly advise you at that time.

In light of the views and opinions clearly set forth in your shareholder resolution and supporting statement, I believe we clearly understand your position and views of the company. Therefore, since you have taken this position I do not believe that a meeting would be constructive or worthwhile for either party. You may be assured that our Board of Directors is continually engaged with management in examining the Company's performance, philosophy and strategic plans for the best interests of all shareholders.

                                            Very truly yours,


                                            /s/Roy E. Parrott
                                            Roy E. Parrott

                                [LETTERHEAD]


December 8, 1999

Via Federal Express and Facsimile:  (734) 207-6570

Mr. Roy E. Parrott
Chairman and Chief Executive Officer
Simpson Industries, Inc.
47603 Halyard Drive
Plymouth, Michigan  48170-2429

Dear Mr. Parrott:

     As you know, MMI Investments II-A, L.P. ("MMI Investments") has filed a proxy statement with the Securities and Exchange Commission in support of the shareholder value proposal that we plan to present at the 2000 Annual Meeting of Simpson Industries, Inc. (the "Company"), which proposal requests that the Board of Directors of the Company seek the sale of the Company to a third party through a competitive auction process to be conducted by a recognized investment banking firm.

     Our shareholder value proposal is, of course, precatory in nature, but its passage would, in our view, constitute the clearest possible statement of the wishes of the true owners of the Company concerning this important matter. However, in refusing to include the shareholder value proposal in the Company's proxy materials or even to meet with us, a significant shareholder of the Company, the Company's management has demonstrated what we believe to be a clear unwillingness to honor basic principles of shareholder democracy. Given this unfortunate history, the question of what the Board would do in the event the Company's shareholders approved our shareholder value proposal has naturally occurred to us.

     Accordingly, we have two questions for you regarding your intentions in the event our shareholder value proposal is approved by the Company's shareholders. While we recognize that you cannot speak for the rest of the Company's Board, please let us know, in the event of the passage of our proposal, whether you will do the following:

          1) as Chairman of the Board, promptly call a meeting of the Board to consider the implementation of the shareholder value proposal;

              and if so,

          2) as a Director, vote in favor of a resolution to implement the shareholder value proposal.

     We have attempted to pose these questions as succinctly and directly as possible. As such, feel free to respond simply with a "yes" or "no." The lack of an unequivocal response will be understood as a negative answer to both of our inquiries. Please let us know your answer by the close of business Wednesday, December 15, 1999. As always, please contact me if you have any questions regarding this. We greatly look forward to your response.


Carnegie Hall Tower                     Wing Road
152 West 57th Street                    RR 1, Box 167D
New York, NY 10019                      Millbrook, NY 12545
(212) 586-4333                          (914) 677-8383
Fax:  (212) 586-0340                    Fax:  (914) 677-6186

                                     Sincerely,

                                     MMI Investments II-A, L.P.
                                       By:  MCM Management, LLC as
                                            General Partner



                                     By:  /s/ Clay B. Lifflander
                                         -------------------------------
                                              Clay B. Lifflander
                                              Member and President


cc:  The Board of Directors,
     Simpson Industries, Inc.

                                [LETTERHEAD]


December 8, 1999

Mr. F. Lee Weaver
Weaver, Bennett & Bland, P.A.
196 N. Trade Street
Matthews, NC  28105

Re:  Simpson Industries, Inc.

Dear Mr. Weaver:

     Enclosed please find a copy of Clay Lifflander's letter to Roy Parrott dated today, December 8, 1999. The purpose of this letter is to inquire into Mr. Parrott's intentions in the event of the passage by a majority of the shareholders of Simpson Industries, Inc. ("Simpson") of the shareholder value proposal submitted by MMI Investments II-A, L.P. in its proxy statement filed with the Securities and Exchange Commission.

     We are equally interested in your response, as a Director of Simpson, to the questions that Mr. Lifflander has posed to Mr. Parrott in this letter.

                                            Sincerely,

                                            /s/ Jerome Lande
                                                Jerome Lande


Enclosure                               Wing Road
Carnegie Hall Tower                     RR 1, Box 167D
152 West 57th Street                    Millbrook, NY 12545
New York, NY 10019                      (914) 677-8383
(212) 586-4333                          Fax:  (914) 677-6186
Fax:  (212) 586-0340

                        SIMPSON INDUSTRIES, INC.
                          47603 HALYARD DRIVE
                       PLYMOUTH, MICHIGAN 48170-2429


                           December 17, 1999

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. Clay B. Lifflander
Millbrook Capital Management Inc.
Carnegie Hall Tower
152 West 57th Street
New York, NY 10019

Dear Mr. Lifflander:

     The Company has determined not to include your proposal in its proxy materials for the 1999 Annual Meeting of Shareholders. We have so advised the SEC in accordance with the requirements of Rule 14a-8 and are providing you with a copy of our letter.

                                      Very truly yours,

                                      SIMPSON INDUSTRIES, INC.

                                      /s/ Frank K. Zinn
                                          Frank K. Zinn
                                          Secretary

                       SIMPSON INDUSTRIES, INC.
                         47603 HALYARD DRIVE
                     PLYMOUTH, MICHIGAN 48170-2429


                         December 17, 1999

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:  Simpson Industries, Inc.
              1999 Annual Meeting of Shareholders

Ladies and Gentlemen:

     Simpson Industries, Inc. (the "Company") intends to exclude a shareholder proposal submitted by MMI Investments II-A, L.P. (the
"Proponent") from the Company's proxy materials for its 1999 Annual Meeting of Shareholders based on Proponent's failure to meet the eligibility requirements of Rule 14a-8 under the Securities Exchange Act of 1934.

     The Company believes the proposal may be properly excluded because the Proponent had not been an owner of Simpson securities for a least one year at the time it submitted its proposal on November 2, 1999. The Company notified the Proponent of this deficiency by letter dated November 12, 1999 and the Proponent acknowledged that the Company was not required to include its proposal in the Company proxy materials by letter dated November 15, 1999.

     In accordance with Rule 14a-8 (Question 10), we enclose six copies each of (i) Proponent's November 2, 1999 letter and attached proposal, (ii) the Company's reply dated November 12, 1999, (iii) the Proponent's response dated November 15, 1999, and (iv) this letter.

     A copy of this letter is also being provided to the Proponent. Should the Staff have any questions regarding the Company's intention to exclude the proposal, please contact the undersigned at (313) 568-6969.

                                          Very truly yours,

                                          SIMPSON INDUSTRIES, INC.


                                         /s/ Frank K. Zinn
                                             Frank K. Zinn
                                             Secretary

cc: Mr. Clay B. Lifflander

                                 [LETTERHEAD]


December 20, 1999


Mr. Clay Lifflander
Member and President
Millbrook Capital Management, Inc.
Carnegie Hall Tower
152 West 57th Street
New York, NY 10019

Dear Mr. Lifflander:

I am in receipt of your letter dated December 8, 1999. Copies have been sent to each member of our Board of Directors which, as I have assured you, meets regularly to consider alternatives to maximize the long-term value of Simpson Industries for all of our shareholders.

Sincerely yours,


/s/ Roy E. Parrott
Roy E. Parrott

REP/kb

cc:  F. Zinn

                                   [MCM LOGO]

                        MILLBROOK CAPITAL MANAGEMENT INC.



                                December 27, 1999

BY UPS NEXT DAY AIR

Simpson Industries, Inc.
47603 Halyard Drive
Plymouth, Michigan  48170-2429

Attention:        Mr. Roy E. Parrott, Chairman and Chief Executive Officer
                  Mr. Frank K. Zinn, Secretary and General Counsel

         RE: SHAREHOLDER REQUEST FOR SHAREHOLDER LIST, CORPORATE BOOKS, RECORDS AND MINUTES

         MMI Investments II-A, L.P. ("MMI"), as a shareholder of Simpson Industries, Inc. (the "Corporation"), requests pursuant to Section 487 of the Michigan Business Corporation Act (the "MBCA"), that you allow its attorneys, Bell, Boyd & Lloyd, or such other person or persons as such attorneys may designate to you in writing, to examine, within five business days of this request, and to make extracts from, the following:

1. The Corporation's stock ledger and a list of its shareholders, certified by the Corporation's transfer agent as of date within five business days of this request, and showing the name and address of each shareholder and the number of shares registered in the name of such shareholder as of the date of certification by the transfer agent.

2. Copies of each of the following information or documents to the extent such information or documents are in the Corporation's possession or can reasonably be obtained by the Corporation:

    (a) any information concerning the number and identity of the beneficial owners of the Corporation's stock that can be obtained from the nominees of any central depository for such Common Stock, such as CEDE & Co. (any such information, a "CEDE List"),

    (b) any non-objecting beneficial owner list (a "NOBO List") produced pursuant to Rule 14b-1 of the Securities and Exchange Commission (the "SEC") from those brokers and other institutions that hold the Corporation's common stock on behalf of the beneficial owners thereof, including the names, addresses and stockholdings of each non-objecting beneficial owner so listed,

Carnegie Hall Tower                                        Wing Road
152 West 57th Street                                       RR 1, Box 167D
New York, NY 10019                                         Millbrook, NY 12545
(212) 586-4333                                             (914) 677-8383
Fax:  (212) 586-0340                                       Fax: (914) 677-6186

Simpson Industries, Inc.
December 27, 1999
Page 2


    (c) any consenting or non-objecting beneficial owner list (a "COBO List") produced pursuant to SEC Rule 14b-2 from those banks that hold the Corporation's common stock on behalf of the beneficial owners thereof, including the names, addresses and stockholdings of each consenting or non-objecting beneficial owner so listed (a "COBO List"),

    (d) any daily transfer list or sheet (a "Daily Transfer List") showing changes in the Corporation's shareholders from the information set forth in the aforementioned CEDE Lists, NOBO Lists and COBO Lists.

3. The minutes of all proceedings of the shareholders and directors of the Corporation from January 1, 1994 through and including the date of this request.

4. Any books and records of the Corporation during the period from January 1, 1994 to the present concerning either (a) contemplated, proposed, or considered extraordinary corporate transactions, including, but not limited to any possible acquisition, merger, exchange, sale of assets, joint venture, strategic partnership, or consolidation, whether as the anticipated target or acquiror, or (b) requests received by the Company from any of its customers or prospective customers requesting that the Corporation develop, or assist such customers in the development of, additional products or services or requesting reduced prices from the Corporation, including any of the following, whether internally or externally prepared relating thereto:

    (a)  historical or pro forma financial statements;

    (b)  reports;

    (c)  correspondence;

    (d)  memoranda;

    (e)  other evidence of discussions;

    (f)  recommendations made to management;

    (g)  internal e-mail;

    (h)  meeting notes;  and

    (i) proposals, solicitations or engagement letters from financial advisers, brokers, investment bankers, accounting firms, or consultants.

         To the extent that the Corporation or any of its agents acquires any CEDE List, NOBO List, COBO List or Daily Transfer List relating to the Corporation's shareholders during the period commencing on the record date for the Corporation's 2000 Annual Meeting (the "Annual Meeting") and ending on the date of the Annual Meeting, this request shall constitute a request

Simpson Industries, Inc.
December 27, 1999
Page 3

to examine and make copies of such list not later than five business days after the Corporation obtains such materials.

         The purpose of the request set forth in paragraph 1 and 2 above is to enable MMI to contact other record and/or beneficial owners of the Corporation's common stock in order to present and discuss the "Shareholder Value Proposal" of MMI that is set forth in MMI's preliminary proxy statement dated December 1, 1999, relating to the Annual Meeting, and any definitive form thereof or other amendments thereto (the "MMI Proxy Statement"), and to discuss other matters of common concern among the Corporation's shareholders, including recent management decisions concerning the Corporation and their effect on the value of the Corporation's common stock, and the possible election to the Board of Directors of the Corporation one or more individuals not currently on such Board.

         The purpose of the requests set forth in paragraphs 3 and 4 above is to enable MMI to assess management decision making by the Corporation during the preceding six years as evidenced by the corporate books and records so requested. In this regard, MMI is concerned that management decisions and policies over the past six years have materially impacted the value of shares in the Corporation. During that time, the price of the Corporation's stock has underperformed both the market as a whole and many companies in the Corporation's industry. Also during that time, material changes have occurred in the Corporation's industry, including those caused by the consolidation through acquisition of many companies in that industry and those arising out of the demand by customers that their suppliers, such as the Corporation, develop and offer additional or enhanced products and services and/or reduced prices to such customers. MMI seeks to review these books and records in order to evaluate the effect of the decisions and actions of the Corporation's Board of Directors and management on the Corporation's stock price and operations, and the response of management to the changes in the Corporation's industry. Access to these corporate books and records is required to protect MMI's interest as a shareholder and the interests of other shareholders.

         In addition, MMI hereby requests that you furnish to us, in accordance with SEC Rule 14a-7, the following information within five business days of your receipt of this letter:

1. Notification as to whether you have elected to mail our Proxy Statement relating to the Annual Meeting or to provide us a list of security holders as required by SEC Rule 14a-7(a)(1).

2. A statement of the approximate number of record and beneficial holders of the common stock of the Corporation, separated by type of holder and class, which are to be solicited of behalf of management in connection with the Annual Meeting.

3. A statement of the approximate number of beneficial owners that are to be solicited through banks, brokers or other persons.

4. An estimate of the cost of mailing a proxy statement of approximately twenty pages and proxy form in a window-type envelope, including an estimate of the cost of handling

Simpson Industries, Inc.
December 27, 1999
Page 4

     and mailing such material to the bankers, brokers and other persons in subparagraph 3. above.

         If you elect to provide us with a shareholder list pursuant to SEC Rule 14a-7(a)(2)(ii), please furnish us with the following additional information within five business days of the receipt of this letter:

1. A reasonably current list of the names, addresses and security positions of the shareholders referred to in subparagraph 2. of the preceding paragraph.

2. A list of the names and addresses of the banks, brokers and other persons specified in subparagraph 3. of the preceding paragraph, including a CEDE List for all of these institutions.

3. The most recent NOBO List and COBO list compiled by the Corporation pursuant to Rule 14a-13(b), in the Corporation's possession, or which subsequently comes into the Corporation's possession.

         All of the foregoing information should be on magnetic tape or software diskette of the type that you normally supply to the Corporation's own proxy solicitor, accompanied by a print-out of the information on such tape or diskette and any instructions that are necessary to make use of such information. In addition, all such information should be updated on a daily basis until the record date for the Annual Meeting.

         In connection with our request for information and documents under SEC Rule 14a-7, the affidavit required under SEC Rule 14a-7(c) is attached hereto.

         You are requested to direct to Bell, Boyd & Lloyd, whose address follows, any response which you wish to make to this request.

                                    MMI Investments II-A, L.P.
                                    By: MCM Management, LLC as General Partner



                                    By: /s/ Clay B. Lifflander
                                        ------------------------------
                                        Member and President

BELL, BOYD & LLOYD
70 West Madison Street
Suite 3300
Chicago, IL  60602
(312) 372-1121
Attention: Donald J. Bingle

STATE OF NEW YORK              )
                               )      SS
COUNTY OF NEW YORK             )

                                    AFFIDAVIT

         CLAY B. LIFFLANDER affirms and states:

         1. I am the President and a Member of MCM Management, LLC, which is the general partner of MMI Investments II-A, L.P., a Delaware limited partnership ("MMI").

         2. MMI is the record and beneficial owner of shares of Common Stock, $1.00 par value per share ("Common Stock"), of Simpson Industries, Inc., a Michigan corporation ("Simpson"). As a holder of Common Stock, MMI intends to present, for consideration by Simpson's shareholders at Simpson's 2000 Annual Meeting (the "Annual Meeting"), a resolution requesting that the Board of Directors of Simpson seek the sale of Simpson to a third party through a competitive auction process to be conducted by a recognized investment banking firm (the "Shareholder Value Proposal"). MMI also has reserved the right to solicit proxies with respect to other proposals concerning Simpson, including a proposal to elect to the Board of Directors of Simpson one or more individuals not currently on such Board or to request redemption of Simpson's "poison pill" shareholder rights plan. The Shareholder Value Proposal and any such other proposals that MMI determines to present at the Annual Meeting are herein called the "Proposals."

         3. MMI will not use any shareholder list information provide to it by Simpson pursuant to Rule 14a-7 of the Rules and Regulations of the Securities and Exchange Commission (the "Information") other than to solicit holders of Common Stock of Simpson in connection with the 2000 Annual Meeting.

         4. MMI will not disclose the Information to any person other than its officers, employees and agents to extent necessary to effectuate communication with, and solicitation of, holders of Common Stock of Simpson relating to the Proposals.

                                              /s/ Clay B. Lifflander
                                         -----------------------------------
                                              Clay B. Lifflander

SUBSCRIBED and SWORN before me
this 27th day of December, 1999.

   /s/  Alan L. Rivera
-----------------------------------
        Notary Public

Alan L. Rivera, Notary Public
State of New York 02R15084244
Qualified in New York County
Certified in New York County
Commission Expires Sept. 2, 2002




                                   2